UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 22, 2013
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: March 22, 2013

By:
/s/ Tobias Guldimann
Tobias Guldimann
Chief Risk Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Basel II
Pillar 3 – disclosures
2012

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

List of abbreviations
1. Introduction
2. Capital
3. Risk exposure and assessment
4. Credit risk
5. Securitization risk in the banking book
6. Market risk
7. Operational risk
8. Equity type securities in the banking book
9. Interest rate risk in the banking book

List of abbreviations

A

ABS	Asset-backed securities

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

C

CCF	Credit Conversion Factor

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CLO	Collateralized Loan Obligation

CMBS	Commercial mortgage-backed securities

CRM	Credit Risk Management

D

DLE	Derivative Loan Equivalent

E

EAD	Exposure at Default

F

FINMA	Swiss Financial Market Supervisory Authority FINMA

I

IAA	Internal Assessment Approach

IMA	Internal Models Approach

IRB	Internal Ratings-Based Approach

IRC	Incremental Risk Capital Charge

L

LGD	Loss Given Default

M

MDB	Multilateral Development Banks

N

NTD	Nth-to-default

O

OTC	Over-the-counter

P

PD	Probability of Default

R

RAR	Risk Analytics & Reporting

RBA	Ratings-Based Approach

RMBS	Residential mortgage-backed securities

RPSC	Risk Processes and Standards Committee

S

SA	Standardized Approach

SFA	Supervisory Formula Approach

SMM	Standardized Measurement Method

SPE	Special purpose entity

SRW	Supervisory Risk Weights Approach

U

US GAAP	Accounting principles generally accepted in the US

V

VaR	Value-at-Risk

1. Introduction
The purpose of this Pillar 3 report is to provide updated information as of December 31, 2012 on our implementation of the Basel II framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2012, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents). Since 2008, Credit Suisse operated under the international capital adequacy standards known as Basel II set forth by the Basel Committee on Banking Supervision (BCBS) as implemented by the Swiss Financial Market Supervisory Authority (FINMA) with some additional requirements for large Swiss banks known as “Swiss Finish”. In January 2011, as required by FINMA, we implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes with some additional requirements for large Swiss banks known as “Swiss Finish”. As of December 31, 2011, we implemented Basel II.5 for BIS.

Effective January 1, 2013, the Basel II.5 framework under which we operated in 2012 was replaced by the Basel III framework. As of January 1, 2013, the Basel III framework was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and the regulations thereunder.

In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 121 to 148) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information regarding the way we manage risk.

> Refer to “Economic capital and position risk” (pages 125 to 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on economic capital, our Group-wide risk management tool.

Certain reclassifications have been made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with FINMA requirements.
This report was verified and approved internally in line with our Basel II Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2012.

Scope of application
The highest consolidated entity in the Group to which Basel II applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 24 to 36) in I – Information on the company and to “Capital management” (pages 102 to 120) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information on regulation.

Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). These investments, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital. FINMA has advised the Group that it may continue to include equity from special purpose entities that are deconsolidated under US GAAP as tier 1 capital. We have also received an exemption from FINMA not to consolidate private equity fund type vehicles.

> Refer to “Note 38 – Significant subsidiaries and equity method investments” (pages 364 to 366) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a list of significant subsidiaries and associated entities of Credit Suisse.

Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.

> Refer to “Liquidity and funding management” (pages 96 to 101) and “Capital management” (pages 102 to 120) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for information on our liquidity, funding and capital management and dividends and dividend policy.

Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2012.
Remuneration
The Group implemented Pillar 3 disclosure requirements for remuneration required by the BCBS as of December 31, 2011.
> Refer to “Compensation” (pages 186 to 220) in IV – Corporate Governance and Compensation in the Credit Suisse Annual Report 2012 for further information on remuneration.
2. Capital
> Refer to “Capital management” (pages 102 to 120) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for information on our capital structure, eligible capital and shareholders’ equity and capital adequacy.

> Refer to https://www.credit-suisse.com/investors/en/sub_ financials.jsp for further information on capital ratios of certain significant subsidiaries.
Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios and, according to the Swiss Capital Adequacy Ordinance, the FINMA capital requirement covering ratio. The main differences between the BIS and FINMA calculations are the multipliers used for certain risk classes and additional FINMA requirements for market risk. The main impact of the multipliers is related to credit non-counterparty-related risks, for which FINMA uses a multiplier of 3.0 whereas BIS uses a multiplier of 1.0. The additional FINMA requirements for market risk are requirements for stress-test-based risk-weighted assets for hedge funds.

BIS ratios compare eligible tier 1 capital and total capital with BIS risk-weighted assets whereas the FINMA capital requirement covering ratio compares total capital with FINMA required capital.
Description of regulatory approaches
The Basel II framework provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the most advanced approaches, which align with the way risk is internally managed. Basel II and Basel II.5 focuses on credit risk, market risk, operational risk, securitization risk in the banking book, equity type securities in the banking book and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.

Credit risk
Basel II permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).

The majority of our credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking & Wealth Management divisions. The remaining credit risk is with retail counterparties and mostly arises in the Private Banking & Wealth Management division from residential mortgage loans and other secured lending, including loans collateralized by securities.

Advanced-internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the advanced-internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking & Wealth Management loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the gross exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach.

Market risk
We use the advanced approach for calculating the capital requirements for market risk for the majority of our exposures. The following advanced approaches are used: the internal models approach (IMA) and the standardized measurement method (SMM).

We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
Internal models approach
The market risk IMA framework includes regulatory Value-at-Risk (VaR), stressed VaR, risks not in VaR (RNIV), an incremental risk capital charge (IRC), and Comprehensive Risk Measure, to meet the Basel II.5 market risk framework.

Regulatory VaR, stressed VaR and risks not in VaR
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reducing the pro-cyclicality of the minimum capital requirements for market risk. The VaR model does not cover all identified market risk types and as such we have also adopted a RNIV category which was approved by FINMA in 2012.

Incremental risk capital charge
The IRC model is required to measure the aggregate risk from the exposure to default and migration risk from positions in our trading book. The positions that contribute to IRC are bond positions where we are exposed to profit or loss on default or rating migration of the bond issuer, credit defaults swaps (CDS) positions were we are exposed to credit events affecting the reference entity, and, to a lesser extent, derivatives that reference bonds and CDSs such as bond options and CDS swaptions. Equity positions are typically not included in IRC, but some exceptions exist, such as convertible instruments. Positions excluded from IRC include securitization position and credit correlation products (such as synthetic CDOs, and nth-to-default (NTD) trades).

The IRC model assesses risk at 99.9% confidence over a one year time horizon assuming that positions are sold and replaced one or more times. At the same time upon replacement, the model considers credit quality of the old position and assesses the effect of declining or upgrading of credit quality which may lead to changes in the overall assessment of IRC.

The level of capital assigned by the IRC model to a position in the trading book depends on its liquidity horizon which represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. The absolute liquidity horizons are imposed by Basel II guidelines. In general, positions with shorter assigned liquidity horizons will contribute less to overall IRC.

The IRC model and liquidity horizon methodology have been validated in accordance with the firms validation umbrella policy and IRC sub-policy, with focus on the modelling framework, use of data, benchmarking and documentation.

Comprehensive Risk Measure
Comprehensive Risk Measure is a market risk capital model designed to capture all the price risks of credit correlation positions in trading book. Scope is corporate correlation trades, i.e. tranches and NTD baskets. Scope excludes re-securitization positions. The model is based on a Full Revaluation Monte Carlo Simulation, whereby all the relevant risk factors are jointly simulated in one year time horizon. The trading portfolio is then fully re-priced under each scenario. The model then calculates the loss at 99.9% percentile. Simulated risk factors are credit spreads, credit migration, credit default, recovery rate, credit correlation, basis between credit indices and their CDS constituents. The Comprehensive Risk Measure model has been internally approved by the relevant risk model approval committee and achieved regulatory approval by FINMA. The capital requirements calculated by the Comprehensive Risk Measure model is currently subject to a floor defined as a percentage of the standardized rules for securitized products.

Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and other supervisory approaches for trading book securitization positions covering the approach for nth-to-default products and portfolios covered by the weighted average risk weight approach.

Operational risk
We have received approval from FINMA to use the advanced measurement approach (AMA) for measuring operational risk. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate.

Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches (the RBA and the SFA) and the standardized approach in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.

Other risks
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (qualifying private equity, listed equity and all other equity positions).

Regulatory fixed risk weights are applied to settlement and non-counterparty-related exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

For other items, we received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight approach to immaterial portfolios.

Risk-weighted assets (Basel II.5)

	2012			2011

end of	Ad- vanced	Stan- dardized	Total	Ad- vanced	Stan- dardized	Total

Risk-weighted assets (CHF million)

Sovereigns	4,765	66	4,831	4,907	61	4,968

Other institutions	1,294	93	1,387	1,509	114	1,623

Banks	14,024	358	14,382	19,717	347	20,064

Corporates	76,257	116	76,373	82,108	155	82,263

Residential mortgage	10,148	–	10,148	11,193	–	11,193

Qualifying revolving retail	260	–	260	289	–	289

Other retail	9,815	8	9,823	9,307	8	9,315

Other exposures	–	7,876	7,876	–	8,054	8,054

Credit risk [1]	116,563	8,517	125,080	129,030	8,739	137,769

Market risk	29,010	356	29,366	39,459	1,150	40,609

Operational risk	45,125	–	45,125	36,088	–	36,088

Equity type securities in the banking book	9,877	–	9,877	11,673	–	11,673

Securitization risk in the banking book	6,908	53	6,961	5,752	62	5,814

Settlement risk	–	305	305	–	397	397

Non-counterparty-related risk	–	6,126	6,126	–	7,819	7,819

Other items	–	1,456	1,456	–	1,584	1,584

Total risk-weighted assets	207,483	16,813	224,296	222,002	19,751	241,753

Other multipliers [2]	1,737	13,226	14,963	713	16,676	17,389

VaR hedge fund add-on 3	738	–	738	1,424	–	1,424

Total FINMA risk-weighted assets	209,958	30,039	239,997	224,139	36,427	260,566

1 For a description of the asset classes refer to section 4 - Credit risk. 2 Primarily related to credit non-counterparty-related risk. 3 The VaR hedge fund capital add-on is stress-test-based and was introduced by the FINMA in 2008 for hedge fund exposures in the trading book. This capital add-on is required for the FINMA calculation in addition to the VaR-based market risk capital charge already included in BIS capital. For further information, refer to section 6 – Market risk.

BIS and FINMA statistics (Basel II.5)

	Group		Bank

end of	2012	2011	2012	2011	[1]

BIS statistics

Core tier 1 capital (CHF million)	34,766	25,956	30,879	24,210

Tier 1 capital (CHF million)	43,547	36,844	39,660	35,098

Total eligible capital (CHF million)	49,936	48,654	47,752	48,390

Core tier 1 ratio (%)	15.5	10.7	14.4	10.4

Tier 1 ratio (%)	19.4	15.2	18.4	15.1

Total capital ratio (%)	22.3	20.1	22.2	20.8

FINMA statistics

FINMA required capital (CHF million) [2]	19,200	20,845	18,388	20,039

Capital requirement covering ratio (%)	260.1	233.4	259.7	241.5

1 Restated to reflect the integration of Clariden Leu. 2 Calculated as 8% of total risk-weighted assets.

3. Risk exposure and assessment
The Group is exposed to several key banking risks such as credit risk (refer to section 4 – Credit risk), securitization risk in the banking book (refer to section 5 – Securitization risk in the banking book), market risk (refer to section 6 – Market risk), operational risk (refer to section 7 – Operational risk), equity risk in the banking book (refer to section 8 – Equity type securities in the banking book) and interest rate risk in the banking book (refer to section 9 – Interest rate risk in the banking book.

> Refer to “Risk management” (pages 121 to 148) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for information on risk management oversight including risk governance, risk organization, risk types and risk appetite and risk limits.

4. Credit risk
General
> Refer to “Credit risk” (pages 135 to 146) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.

For regulatory purposes, we categorize our exposures into broad classes of assets with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by Basel II regulatory rules. The credit asset classes under Basel II are set forth below and are grouped as either institutional or retail.

Institutional credit risk
– Sovereigns: exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).
– Other institutions: exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.
– Banks: exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.
– Corporates: exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing real estate or commodities finance).

Retail credit risk
– Residential mortgages: includes exposures secured by residential real estate collateral occupied or let by the borrower.
– Qualifying revolving retail: includes credit card receivables and overdrafts.
– Other retail: includes loans collateralized by securities and small business exposures.
Other credit risk
– Other exposures: includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.
Gross credit exposures by regulatory approach and risk-weighted assets

	A-IRB				Stan- dardized	Total	Risk- weighted assets

	PD/LGD			SRW

end of	Pre- substitution	[1]	Post- substitution

2012 (CHF million)

Sovereigns	64,930		63,378	–	6,165	69,543	4,831

Other institutions	5,737		5,431	–	433	5,864	1,387

Banks	46,403		50,822	23	1,122	51,967	14,382

Corporates	177,115		174,554	1,014	505	176,073	76,373

Total institutional credit exposures	294,185		294,185	1,037	8,225	303,447	96,973

Residential mortgage	96,425		96,425	–	–	96,425	10,148

Qualifying revolving retail	156		156	–	–	156	260

Other retail	57,768		57,768	–	8	57,776	9,823

Total retail credit exposures	154,349		154,349	–	8	154,357	20,231

Other exposures	–		–	–	14,164	14,164	7,876

Total gross credit exposures	448,534		448,534	1,037	22,397	471,968	125,080

2011 (CHF million)

Sovereigns	115,834		113,659	–	7,783	121,442	4,968

Other institutions	5,554		5,567	–	538	6,105	1,623

Banks	59,349		65,090	17	1,219	66,326	20,064

Corporates	187,801		184,222	1,401	650	186,273	82,263

Total institutional credit exposures	368,538		368,538	1,418	10,190	380,146	108,918

Residential mortgage	92,820		92,820	–	–	92,820	11,193

Qualifying revolving retail	174		174	–	–	174	289

Other retail	53,993		53,993	–	8	54,001	9,315

Total retail credit exposures	146,987		146,987	–	8	146,995	20,797

Other exposures	–		–	–	15,515	15,515	8,054

Total gross credit exposures	515,525		515,525	1,418	25,713	542,656	137,769

1 Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

Gross credit exposures and risk-weighted assets

	2012			2011

	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets

Gross credit exposures (CHF million)

Loans, deposits with banks and other assets [1]	323,411	351,806	75,371	370,027	321,075	77,948

Guarantees and commitments	68,168	63,919	24,246	59,990	66,652	23,465

Securities financing transactions	26,445	28,358	4,435	30,664	32,179	3,716

Derivatives	53,944	64,382	21,028	81,975	86,624	32,640

Total	471,968	508,465	125,080	542,656	506,530	137,769

1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Geographic distribution of gross credit exposures

end of	Switzerland	EMEA	Americas	Asia Pacific	Total

2012 (CHF million)

Loans, deposits with banks and other assets [1]	154,942	84,140	60,326	24,003	323,411

Guarantees and commitments	15,562	20,185	28,424	3,997	68,168

Securities financing transactions	2,165	10,431	12,114	1,735	26,445

Derivatives	5,400	28,599	15,093	4,852	53,944

Total	178,069	143,355	115,957	34,587	471,968

2011 (CHF million)

Loans, deposits with banks and other assets [1]	168,961	103,947	73,285	23,834	370,027

Guarantees and commitments	13,319	17,962	27,030	1,679	59,990

Securities financing transactions	3,553	8,747	17,491	873	30,664

Derivatives	7,928	43,543	22,516	7,988	81,975

Total	193,761	174,199	140,322	34,374	542,656

The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Industry distribution of gross credit exposures

end of	Financial institutions	Commercial	Consumer	Public authorities	Total

2012 (CHF million)

Loans, deposits with banks and other assets [1]	15,768	128,172	115,779	63,692	323,411

Guarantees and commitments	4,280	55,923	3,815	4,150	68,168

Securities financing transactions	9,167	13,717	24	3,537	26,445

Derivatives	17,741	25,045	1,461	9,697	53,944

Total	46,956	222,857	121,079	81,076	471,968

2011 (CHF million)

Loans, deposits with banks and other assets [1]	16,659	131,130	109,522	112,716	370,027

Guarantees and commitments	3,292	51,141	3,582	1,975	59,990

Securities financing transactions	9,429	17,923	32	3,280	30,664

Derivatives	31,239	37,794	1,770	11,172	81,975

Total	60,619	237,988	114,906	129,143	542,656

Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures

end of	within 1 year	[1]	within 1-5 years	Thereafter	Total

2012 (CHF million)

Loans, deposits with banks and other assets [2]	188,017		91,884	43,510	323,411

Guarantees and commitments	30,920		35,245	2,003	68,168

Securities financing transactions	26,430		0	15	26,445

Derivatives	19,317		32,159	2,468	53,944

Total	264,684		159,288	47,996	471,968

2011 (CHF million)

Loans, deposits with banks and other assets [2]	231,016		102,323	36,688	370,027

Guarantees and commitments	21,488		35,935	2,567	59,990

Securities financing transactions	30,598		57	9	30,664

Derivatives	29,837		49,475	2,663	81,975

Total	312,939		187,790	41,927	542,656

1 Includes positions without agreed residual contractual maturity. 2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Portfolios subject to PD/LGD approach
Rating models
Rating models are based on statistical data and are subject to a thorough review before implementation. Credit rating models are developed by Risk Analytics & Reporting (RAR) or Credit Risk Management (CRM) and independently validated by Risk Model Validation prior to use within the Basel II regulatory capital calculation, and thereafter on a regular basis. To ensure that ratings are consistent and comparable across all businesses, we have used an internal rating scale which is benchmarked to an external rating agency using the historical PD associated with external ratings.

At the time of initial credit approval and review, relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty are used by CRM in the models and result in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.

New or materially changed rating models are submitted for approval to the Risk Processes and Standards Committee (RPSC) prior to implementation. RPSC reviews the continued use of existing models on an annual basis.

CRM is an independent function with responsibility for approving credit ratings and limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios. RAR is an independent function with responsibility for risk analytics, reporting, systems implementation and policies. CRM and RAR report to the Chief Risk Officer.

Descriptions of the rating processes
For the purposes of internal ratings, we have developed a set of credit rating models tailored for different internal client segments in both Investment Banking and Private Banking & Wealth Management (e.g., international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages, etc.) and transaction types.

Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the Investment Banking division)
Internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Credit officers make use of peer analysis, industry comparisons, external ratings and research and the judgment of credit experts.

For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).

Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the Private Banking & Wealth Management division)
For corporates managed on the Swiss platform and mortgage lending, the statistically derived rating models, which are based internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). Collateral loans, which form the largest part of “other retail”, are treated according to Basel II rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.

As a rule, the allocation of exposures to institutional or retail as outlined in the following tables is based on the rating models segment split, but also takes into account further explicit regulatory rules.

Relationship between PD bands and counterparty ratings

	PD bands (%)		[1]

	2012	2011

Counterparty ratings

AAA	0.000-0.022	0.000-0.022

AA	0.022-0.044	0.022-0.044

A	0.044-0.097	0.044-0.097

BBB	0.097-0.487	0.097-0.487

BB	0.487-2.478	0.487-2.478

B	2.478-99.999	2.478-99.999

Default (net of specific provisions)	–	–

1 PD bands are subject to slight changes over time as a result of routine recalibrations of PD parameters, which are generally updated on an annual basis.

Institutional credit exposures by counterparty rating under PD/LGD approach

end of 2012	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	28,379	13.54	2.66		16

AA	25,923	9.47	1.58		15

A	4,876	52.11	30.68		–

BBB	3,614	54.57	33.42		–

BB	141	42.74	89.79		–

B or lower	98	42.46	154.80		–

Default (net of specific provisions)	347	–	–		–

Total credit exposure	63,378	–	–		31

Exposure-weighted average CCF (%) [2]	98.99	–	–		–

Other institutions

AAA	–	–	–		–

AA	4,044	50.99	14.81		1,800

A	597	44.56	24.60		128

BBB	555	47.97	36.21		782

BB	53	50.79	84.48		10

B or lower	182	34.42	125.90		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	5,431	–	–		2,720

Exposure-weighted average CCF (%) [2]	69.23	–	–		–

Banks

AAA	–	–	–		–

AA	10,677	47.76	11.32		56

A	27,032	49.53	19.03		705

BBB	8,766	40.47	34.37		191

BB	3,315	47.50	82.79		153

B or lower	841	33.65	109.95		12

Default (net of specific provisions)	191	–	–		–

Total credit exposure	50,822	–	–		1,117

Exposure-weighted average CCF (%) [2]	93.66	–	–		–

Corporates

AAA	–	–	–		–

AA	29,728	43.42	12.04		8,578

A	36,684	38.51	15.64		12,543

BBB	47,125	37.08	34.61		11,830

BB	45,937	36.17	66.37		6,906

B or lower	13,403	31.20	105.20		3,922

Default (net of specific provisions)	1,677	–	–		44

Total credit exposure	174,554	–	–		43,823

Exposure-weighted average CCF (%) [2]	75.60	–	–		–

Total institutional credit exposure	294,185	–	–		47,691

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)

end of 2011	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Sovereigns

AAA	65,664	9.35	1.71		4

AA	40,624	5.63	1.04		–

A	3,752	51.55	34.76		15

BBB	2,542	56.16	32.13		–

BB	829	20.64	44.11		–

B or lower	247	46.08	241.96		–

Default (net of specific provisions)	1	–	–		–

Total credit exposure	113,659	–	–		19

Exposure-weighted average CCF (%) [2]	99.81	–	–		–

Other institutions

AAA	–	–	–		–

AA	3,541	51.00	16.85		189

A	986	53.36	33.54		164

BBB	867	45.44	34.61		241

BB	88	34.64	70.37		8

B or lower	85	43.75	158.28		–

Default (net of specific provisions)	–	–	–		–

Total credit exposure	5,567	–	–		602

Exposure-weighted average CCF (%) [2]	81.01	–	–		–

Banks

AAA	–	–	–		1

AA	18,224	53.79	15.19		26

A	32,133	54.14	21.26		134

BBB	9,256	44.92	39.42		7

BB	3,933	52.21	97.02		39

B or lower	1,281	27.65	99.10		11

Default (net of specific provisions)	263	–	–		–

Total credit exposure	65,090	–	–		218

Exposure-weighted average CCF (%) [2]	95.58	–	–		–

Corporates

AAA	–	–	–		–

AA	39,909	42.50	12.22		9,206

A	41,577	47.58	19.81		12,385

BBB	45,307	41.95	39.35		9,845

BB	43,593	37.41	69.84		5,576

B or lower	11,740	34.05	116.56		3,199

Default (net of specific provisions)	2,096	–	–		10

Total credit exposure	184,222	–	–		40,221

Exposure-weighted average CCF (%) [2]	78.67	–	–		–

Total institutional credit exposure	368,538	–	–		41,060

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach

end of 2012	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	88,421	16.46	7.39		1,433

0.15%-0.30%	4,946	26.49	27.39		137

0.30%-1.00%	2,575	28.81	46.88		40

1.00% and above	251	29.82	96.97		2

Defaulted (net of specific provisions)	232	–	–		1

Total credit exposure	96,425	–	–		1,613

Exposure-weighted average CCF (%) [2]	97.45	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	155	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	156	–	–		–

Exposure-weighted average CCF (%) [2]	99.78	–	–		–

Other retail

0.00%-0.15%	51,782	48.45	14.28		1,095

0.15%-0.30%	576	46.71	29.67		92

0.30%-1.00%	2,889	41.88	34.84		120

1.00% and above	2,247	21.55	32.43		14

Defaulted (net of specific provisions)	274	–	–		2

Total credit exposure	57,768	–	–		1,323

Exposure-weighted average CCF (%) [2]	93.93	–	–		–

Total retail credit exposure	154,349	–	–		2,936

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)

end of 2011	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)

Residential mortgages

0.00%-0.15%	82,228	16.56	7.94		1,155

0.15%-0.30%	6,122	24.89	26.66		206

0.30%-1.00%	3,913	28.96	47.58		235

1.00% and above	287	28.85	94.05		1

Defaulted (net of specific provisions)	270	–	–		3

Total credit exposure	92,820	–	–		1,600

Exposure-weighted average CCF (%) [2]	97.34	–	–		–

Qualifying revolving retail

0.00%-0.15%	–	–	–		–

0.15%-0.30%	–	–	–		–

0.30%-1.00%	–	–	–		–

1.00% and above	173	60.00	157.31		–

Defaulted (net of specific provisions)	1	–	–		–

Total credit exposure	174	–	–		–

Exposure-weighted average CCF (%) [2]	99.84	–	–		–

Other retail

0.00%-0.15%	47,765	47.66	14.35		467

0.15%-0.30%	1,095	50.29	31.33		99

0.30%-1.00%	2,589	43.14	33.53		145

1.00% and above	2,353	21.62	32.55		29

Defaulted (net of specific provisions)	191	–	–		3

Total credit exposure	53,993	–	–		743

Exposure-weighted average CCF (%) [2]	95.58	–	–		–

Total retail credit exposure	146,987	–	–		2,343

1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%. 2 Calculated before credit risk mitigation.

Loss analysis – regulatory expected loss vs. cumulative actual loss
The following table shows the regulatory expected loss as of the beginning of the years compared with the cumulative actual loss incurred during the year ended December 31, 2012 and 2011, respectively, for those portfolios where credit risk is calculated using the IRB approach.

Analysis of expected loss vs. cumulative actual loss

	2012		2011

	Expected loss (beginning of year)	Cumulative actual loss	Expected loss (beginning of year)	Cumulative actual loss

Losses (CHF million)

Sovereigns	43	203	27	8

Banks	393	295	408	342

Other institutions	3	0	3	0

Corporates [1]	1,193	912	959	805

Residential mortgages	130	68	160	84

Other retail (including qualifying revolving retail)	271	326	289	313

Total losses	2,033	1,804	1,846	1,552

1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach. Prior period balances have been restated in order to show comparable numbers.

Regulatory expected loss
Regulatory expected loss is a Basel II measure based on Pillar 1 metrics which is an input to the capital adequacy calculation. Regulatory expected loss can be seen as an expectation of average future loss as derived from our IRB models, and is not a prediction of future impairment. For non-defaulted assets, regulatory expected loss is calculated using PD and downturn LGD estimates. For the calculation of regulatory expected loss for defaulted accrual accounted assets, PD is 100% and LGD is based on an estimate of likely recovery levels for each asset.

Cumulative actual loss
Cumulative actual loss comprises two parts: the opening impairment balance and the net specific impairment losses for loans held at amortized cost and actual value charges providing an equivalent impairment measure for both fair value loans and counterparty exposures as if these were loans held at amortized cost (excluding any realized credit default swap gains). The actual value charges may not necessarily be the same as the fair value movements recorded through the consolidated statements of operations.

Cumulative actual loss can also include charges against assets that were originated during the year and were therefore outside of the scope of the regulatory expected loss calculated at the beginning of the year. Cumulative actual loss does not include the effects on the impairment balance of amounts written off during the year.

The average cumulative actual loss over the last two years is below the expected loss estimates reflecting a level of conservatism in the corporate and residential mortgage rating models. The Other Retail asset class models were recalibrated upwards in 2012 resulting in a higher expected loss as of the year end.

The following table presents the components of the cumulative actual loss.
Cumulative actual loss

	2012				2011

	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss

CHF million

Sovereigns	8	0	195	203	8	0	0	8

Banks	313	0	(18)	295	339	3	0	342

Other institutions	0	0	0	0	0	0	0	0

Corporates [1]	705	71	136	912	407	73	325	805

Residential mortgages	63	5	0	68	82	2	0	84

Other retail	179	147	0	326	201	112	0	313

Total	1,268	223	313	1,804	1,037	190	325	1,552

1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach. Prior period balances have been restated in order to show comparable numbers.

Credit Model Performance – estimated vs. actual
The following tables present the forecast and actual PD, LGD and EAD CCF for assets under the IRB approach. Estimated values of PD, LGD and CCF reflect probable long-run average values, allowing for possible good and bad outcomes in different years. Because they represent long-run averages, PD, LGD and CCF shown are not intended to predict outcomes in any particular year, and cannot be regarded as predictions of the corresponding actual reported results.

Analysis of expected credit model performance vs. actual results – Private Banking & Wealth Management

	PD of total portfolio (%)		LGD of defaulted assets (%)

	Estimated	Actual	Estimated	Actual

Corporates	0.74	0.40	40	23

Residential mortgages	0.49	0.19	16	4

Other retail	0.55	0.33	49	45

CCF of defaulted assets only disclosed on a total Private Banking & Wealth Management basis. Estimated CCF: 26%; actual CCF:19%.

Private Banking & Wealth Management
Estimated PD, LGD and CCF for Private Banking & Wealth Management are derived from a counterparty-weighted average from each model, and then mapped to the regulatory asset class directly or mapped using an exposure-weighted (model to asset class) average.

In the table above, the comparison between actual and estimated parameters for Private Banking & Wealth Management is derived from the latest available internal portfolio reviews used within the model performance and validation framework and where possible, multi-year analysis is applied.

Actual PDs for Corporate, Residential mortgage and Other asset classes are below the estimate as the through-the-cycle-model-calibration includes a margin of conservatism.
Actual LGDs results for Residential mortgage clients are materially below estimated LGD, reflecting a relatively cautious model calibration.
Analysis of expected credit model performance vs. actual results – Investment Banking

	PD of total portfolio (%)		LGD of defaulted assets (%)		CCF of defaulted assets (%)

	Estimated	Actual	Estimated	Actual	Estimated	Actual

Sovereigns	1.14	0.28	52	97	–	–

Banks	1.28	0.20	52	25	62	100

Corporates and other institutions	1.31	0.30	41	28	62	30

Investment Banking
Estimated and actual PD, LGD and CCF for Investment Banking are counterparty-weighted averages in the year of default, and then for the multi-year based disclosure, we use a simple average PD, whereas for the calculation of LGD and CCF a counterparty-weighted average across all years is used.

The table above shows that realized LGD and PD rates are below model estimates for Banks and Corporate and Other Institutions. This is a reflection of conservatism within parameter settings, together with year-on-year variation in realized values of these parameters.

There was a single technical Sovereign default in the period under review but with trades continuing to be open. The LGD of 97% reflects the current value of the impairment provision as a percentage of the mark to market position of the exposure at the date of the technical default.

Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach. Balances include banking book treasury liquidity positions.

Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (qualifying private equity, listed equity and all other equity positions).

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands

end of	Standardized approach	SRW	Equity IRB Simple	Total

2012 (CHF million)

0%	11,477	966	0	12,443

>0%-50%	3,740	23	0	3,763

>50%-100%	7,180	34	0	7,214

>100%-200%	0	14	2,208	2,222

>200%-400%	0	0	1,562	1,562

Total	22,397	1,037	3,770	27,204

2011 (CHF million)

0%	13,857	1,087	0	14,944

>0%-50%	4,704	19	0	4,723

>50%-100%	7,152	249	0	7,401

>100%-200%	0	58	2,733	2,791

>200%-400%	0	5	1,757	1,762

Total	25,713	1,418	4,490	31,621

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
> Refer to “Derivative instruments” (pages 144 to 146) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk and to “Note 1 – Summary of significant accounting policies” (pages 234 to 235) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for information on policies and procedures for on- and off-balance sheet netting.

Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
For collateralized portfolio by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.

For the Private Banking & Wealth Management mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal directives and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.

Primary types of collateral
The primary types of collateral are described below.

Collateral securing foreign exchange transactions and over-the-counter (OTC) trading activities primarily includes:
– Cash and US Treasury instruments;
– G-10 government securities; and
– Gold or other precious metals.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of Private Banking & Wealth Management clients (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.
Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.

Concentrations in our Private Banking & Wealth Management lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.

> Refer to “Credit risk” (pages 135 to 146) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on risk mitigation.

Credit risk mitigation used for A-IRB and standardized approaches

end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees /credit derivatives

2012 (CHF million)

Sovereigns	241	0	1,929

Other institutions	10	131	565

Banks	5,303	0	1,673

Corporates	6,667	28,456	16,282

Residential mortgages	3,565	73,441	38

Other retail	47,195	2,778	160

Total	62,981	104,806	20,647

2011 (CHF million)

Sovereigns	570	0	2,617

Other institutions	116	136	462

Banks	3,724	0	1,439

Corporates	9,365	26,196	22,594

Residential mortgages	3,321	70,496	25

Other retail	45,434	1,007	74

Total	62,530	97,835	27,211

Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).

Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.

We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.

> Refer to “Credit risk” (pages 135 to 146) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on counterparty credit risk, including and transaction rating, credit approval process and provisioning.

Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.

Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are agreed in line with the Group’s risk appetite framework taking into account the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).

Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk are applied a conservative treatment for the purpose of calculating exposure profiles. The wrong-way risk framework applies to OTC, securities financing transactions and centrally cleared trades.

Wrong-way risk arises if the exposure the Group has against a counterparty is expected to be high when the probability of default of that counterparty is also high. Wrong-way risk can affect the exposure against a counterparty in two ways:

– The mark-to-market of a trade can be large if the counterparty’s PD is high.
– The value of collateral pledged by that counterparty can be low if the counterparty’s PD is high.
Two main types of wrong-way risk are distinguished:
– “General wrong-way risk” arises when the likelihood of default by counterparties is positively correlated with general market risk factors.
– “Specific wrong-way risk” arises when future exposure to a specific counterparty is positively correlated with the counterparty’ probability of default due to the nature of the transactions with the counterparty.

There are two variants of specific wrong-way risk:
– If there is a legal connection between the counterparty and the exposure, e.g. the Group buying a put from a counterparty on shares of that counterparty or a parent/subsidiary of that counterparty or a counterparty pledging its own shares or bonds as collateral.

– More general correlation driven specific wrong-way risk.
The presence of wrong-way risk is detected via automated checks for legal connection and via means of stress scenarios and historical time series analyses for correlation.
For those instances where a material wrong-way risk presence is detected, limit utilization and default capital are accordingly adjusted.
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be identified and corrective action taken in the case of heightened concern by CRM. Reporting occurs at various levels:

– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. Exposures that exhibit wrong-way characteristics are given higher risk weighting versus non-correlated transactions, resulting in a greater amount of country limit usage for these trades.

– Counterparty exposure reporting – Transactions that contain wrong-way risk are risk-weighted as part of the daily exposure calculation process, as defined in the credit analytics exposure methodology document. This ensures that correlated transactions utilize more credit limit.

– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capturing correlated repurchase and foreign exchange transactions. This information is reviewed by relevant CRM credit officers.

– Scenario risk reporting – In order to identify areas of potential wrong-way risk within the portfolio, a set of defined scenarios are run monthly by RAR. The scenarios are determined by CRM and involve combining existing scenario drivers with specific industries to determine where portfolios are sensitive to these stressed parameters, e.g. construction companies / rising interest rates.

– Scenario analysis is also produced for hedge funds which are exposed to particular risk sensitivities and also may have collateral concentrations due to a specific direction and strategy.
– In addition, and where required, CRM may prepare periodic trade level scenario analysis, in order to review the risk drivers and directionality of the exposure to a counterparty.
The Front Office is responsible for identifying and escalating trades that could potentially give rise to wrong-way risk.
Any material wrong-way risk at portfolio or trade level should be escalated to senior CRM executives and risk committees.
Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.

> Refer to “Credit ratings” (page 101) in III – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2012 for further information on the effect of a one, two or three notch downgrade as of December 31, 2012.

The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.

> Refer to “Liquidity and funding management” (pages 96 to 101) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information on liquidity and funding management.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.

As of the end of 2012, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Credit risk” (pages 135 to 146) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Note 30 – Derivatives and hedging activities” (pages 300 to 308) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on derivative instruments.

Derivative exposure at default after netting

end of	2012	2011

Derivative exposure at default (CHF million)

Internal models method	32,717	49,255

Current exposure method	21,227	32,720

Total derivative exposure	53,944	81,975

Collateral used for risk mitigation

end of	2012	2011

Collateral used for risk mitigation for the internal models method (CHF million)

Financial collateral - cash / securities	36,896	44,623

Other eligible IRB collateral	794	668

Total collateral used for the internal models method	37,690	45,291

Collateral used for risk mitigation for the current exposure method (CHF million)

Financial collateral - cash / securities	4,620	5,193

Other eligible IRB collateral	358	43

Total collateral used for the current exposure method	4,978	5,236

Credit derivatives that create exposures to counterparty credit risk (notional value)

	2012		2011

end of	Protection bought	Protection sold	Protection bought	Protection sold

Credit derivatives that create exposures to counterparty credit risk (CHF billion)

Credit default swaps	851.0	808.1	1,024.4	985.9

Total return swaps	4.9	1.1	3.8	1.0

First-to-default swaps	0.4	0.0	0.3	0.0

Other credit derivatives	20.0	8.9	15.2	12.1

Total	876.3	818.1	1,043.7	999.0

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans

end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans

2012 (CHF million)

Switzerland	581	187	768	1,252	116	1,368

EMEA	24	15	39	67	34	101

Americas	41	17	58	124	68	192

Asia Pacific	50	7	57	68	0	68

Total	696	226	922	1,511	218	1,729

2011 (CHF million)

Switzerland	529	199	728	1,253	154	1,407

EMEA	54	17	71	111	4	115

Americas	39	26	65	122	13	135

Asia Pacific	28	18	46	61	0	61

Total	650	260	910	1,547	171	1,718

The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans

	2012			2011

in	Specific allowances	Inherent credit loss allowances	Total	Specific allowances	Inherent credit loss allowances	Total

Changes in the allowances for impaired loans (CHF million)

Balance at beginning of period	650	260	910	749	268	1,017

Change in scope of consolidation	(18)	0	(18)	0	0	0

Net additions/(releases) charged to income statement	190	(31)	159	147	(6)	141

Gross write-offs	(201)	0	(201)	(299)	0	(299)

Recoveries	44	0	44	41	0	41

Net write-offs	(157)	0	(157)	(258)	0	(258)

Provisions for interest	29	0	29	14	0	14

Foreign currency translation impact and other adjustments, net	2	(3)	(1)	(2)	(2)	(4)

Balance at end of period	696	226	922	650	260	910

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” (pages 258 to 265) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

5. Securitization risk in the banking book
The following disclosures, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel II IRB and standardized approaches to securitization exposures. As of January 1, 2011, Basel II.5 amended and expanded the disclosure requirements on banking book securitization exposures but did not require retrospective application.

> Refer to “Note 32 – Transfers of financial assets and variable interest entities” (pages 316 to 326) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs and the accounting policies for securitization activities.

> Refer to “Securitization risk in the banking book” in section 2 – Capital – Description of regulatory approaches for further information.
A traditional securitization is a structure where an underlying pool of assets is sold to a special purpose entity (SPE) which in return issues tranched securities that are collateralized by, and which pay a return based on the return on, the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of exposures is transferred, in whole or in part, through the use of credit derivatives or guarantees that serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.

The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.

The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. senior, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.

For re-securitization risk, the Group’s risk management models take a 'look through' approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.

The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse.

In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, ABS and CDO transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group's risk appetite framework in relation to securitizations and re-securitizations. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.

There are no instances where the Group has applied credit risk mitigation approaches to banking book securitization or re-securitization exposures.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book

	On-balance sheet		Off-balance sheet

end of	Traditional	Synthetic	Traditional	Synthetic	Total

2012 (CHF million)

Commercial mortgages	1,507	0	0	0	1,507

Residential mortgages	106	0	0	0	106

CDO/CLO	2,438	20,147	0	0	22,585

Other ABS	782	1	10,264	0	11,047

Total	4,833	20,148	10,264	0	35,245

of which subject to capital requirements					34,709

of which subject to deductions					536

2011 (CHF million)

Commercial mortgages	2,348	0	0	0	2,348

Residential mortgages	124	0	794	0	918

CDO/CLO	1,409	8,335	0	0	9,744

Other ABS	1,048	1	10,928	0	11,977

Total	4,929	8,336	11,722	0	24,987

of which subject to capital requirements					24,603

of which subject to deductions					384

Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.

The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel II Securitization Framework and where the Group continues to retain at least some interests. As of the end of December 31, 2012 and December 31, 2011, the Group's economic interests in these securitizations were CHF 32.2 billion and CHF 21.0 billion, respectively.

Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book

	2012				2011

	Traditional		Synthetic		Traditional		Synthetic

end of	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total

Commercial mortgages	0	4,096	0	4,096	0	4,632	0	4,632

Residential mortgages	0	379	0	379	0	1,178	0	1,178

CDO/CLO	0	423	23,524	23,947	0	2,075	12,001	14,076

Other ABS	10,264	845	0	11,109	10,580	1,105	0	11,685

Total	10,264	5,743	23,524	39,531	10,580	8,990	12,001	31,571

of which retained interests				32,200				21,029

Losses related to securitizations recognized during the period – banking book

	Traditional		Synthetic

in	Sponsor	Other role	Other role	Total

2012 (CHF million)

Commercial mortgages	0	68	0	68

CDO/CLO	0	0	22	22

Total	0	68	22	90

2011 (CHF million)

Commercial mortgages	0	74	0	74

CDO/CLO	0	0	35	35

Total	0	74	35	109

Impaired or past due assets securitized – banking book

	2012				2011			[1]

	Traditional		Synthetic		Traditional	Synthetic

end of	Sponsor	Other role	Other role	Total	Other role	Other role	Total

CHF million

Commercial mortgages	0	3,809	0	3,809	3,363	0	3,363

Residential mortgages	0	21	0	21	28	0	28

CDO/CLO	0	0	1,342	1,342	0	1,558	1,558

Other ABS	75	0	0	75	0	0	0

Total	75	3,830	1,342	5,247	3,391	1,558	4,949

1 Updated for certain transactions not included in previous disclosures.

Securitization and re-securitization exposures by regulatory capital approach – banking book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

2012 (CHF million)

Ratings-based approach (RBA)	4,353	512	10,511	3,278	14,864	3,790

Supervisory formula approach (SFA)	17,663	1,549	2,076	1,569	19,739	3,118

Total advanced approaches	22,016	2,061	12,587	4,847	34,603	6,908

Standardized approach [1]	106	53	0	0	106	53

Total	22,122	2,114	12,587	4,847	34,709	6,961

2011 (CHF million)

Ratings-based approach (RBA)	5,933	655	11,477	3,035	17,410	3,690

Supervisory formula approach (SFA)	4,180	659	2,889	1,403	7,069	2,062

Total advanced approaches	10,113	1,314	14,366	4,438	24,479	5,752

Standardized approach [1]	124	62	0	0	124	62

Total	10,237	1,376	14,366	4,438	24,603	5,814

1 Positions under the standardized approach are risk weighted at 50%.

Securitization and re-securitization exposures under RBA by rating grade – banking book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

2012 (CHF million)

AAA	3,439	255	9,488	2,703	12,927	2,958

AA	412	35	713	101	1,125	136

A	377	43	153	59	530	102

BBB	92	56	96	201	188	257

BB	33	123	61	214	94	337

Total	4,353	512	10,511	3,278	14,864	3,790

2011 (CHF million)

AAA	4,911	405	10,915	2,182	15,826	2,587

AA	466	41	276	53	742	94

A	473	47	58	32	531	79

BBB	59	48	135	217	194	265

BB	24	114	93	551	117	665

Total	5,933	655	11,477	3,035	17,410	3,690

Securitization and re-securitization exposures under SFA by risk weight band – banking book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

2012 (CHF million)

0%-10%	17,160	1,201	776	129	17,936	1,330

>10%-50%	153	18	1	0	154	18

>50%-100%	199	133	967	835	1,166	968

>100%-650%	39	168	238	371	277	539

>650%-1250%	112	29	94	234	206	263

Total	17,663	1,549	2,076	1,569	19,739	3,118

2011 (CHF million)

0%-10%	3,573	250	0	0	3,573	250

>10%-50%	485	138	2,338	731	2,823	869

>50%-100%	0	0	0	0	0	0

>100%-650%	119	228	369	672	488	900

>650%-1250%	3	43	182	0	185	43

Total	4,180	659	2,889	1,403	7,069	2,062

Deductions from eligible capital related to securitization and re-securitization exposures – banking book

	2012			2011

end of	Credit enhancing interest only strips	Other exposures	Total	Credit enhancing interest only strips	Other exposures	Total

CHF million

CDO/CLO	0	418	418	0	99	99

Other ABS	0	118	118	0	285	285

Total	0	536	536	0	384	384

Securitization activity
The Group securitized CHF 12.8 billion of counterparty exposures (categorized as synthetic CDO/CLO) in connection with its 2011 Partner Asset Facility. In addition, the Group securitized a CHF 442 million portfolio of low rated mortgage tranches in connection with the extension of the 2008 Partner Asset Facility.

The aggregate outstanding amount of securitized revolving retail exposures is CHF 870 million of which CHF 491 million represents the originator's interest and CHF 379 million (categorized as other ABS) the investor’s interest. The associated capital charges incurred by the Group under the standardized approach are CHF 20 million and zero, respectively.

The following table represents new securitization activity during the period.
Securitization activity – banking book

	2012		2011

in	Amount of exposures securitized	Recognized gain/(loss) on sale	Amount of exposures securitized	Recognized gain/(loss) on sale

CHF million

Residential mortgages - traditional	0	0	385	0

CDO/CLO - synthetic	15,697	0	4,639	0

Other ABS - traditional	2,375	0	0	0

Total	18,072	0	5,024	0

6. Market risk
Market risk is managed under the IMA approach and under the approved securitization methodologies.
> Refer to “Market risk” (pages 128 to 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on market risk, including information on risk measurement and VaR.

> Refer to “Market risk” in section 2 – Capital – Description of regulatory approaches for further information on the incremental risk capital charge, stressed VaR and securitization risk in the trading book.

The following table shows risk-weighted assets for all market risk measures including the standardized approach.
Risk-weighted assets for market risk

end of	2012	2011

Risk-weighted assets for market risk (CHF million)

Total internal models approach	25,464	35,271

of which regulatory VaR	3,691	6,827

of which stressed VaR	13,079	15,053

of which risks not in VaR	2,731	–

of which incremental risk capital charge	5,813	13,391

of which Comprehensive Risk Measure	150	–

Total standardized measurement method	3,546	4,188

of which ratings-based approach	3,247	3,636

of which supervisory formula approach	0	172

of which other supervisory approaches	299	380

Total advanced approach	29,010	39,459

Total standardized approach	356	1,150

Total risk-weighted assets for market risk	29,366	40,609

Regulatory VaR, stressed VaR, incremental risk capital charge and Comprehensive Risk Measure

in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]	Compre- hensive Risk Measure	[3]

2012 (CHF million)

Average	43		135		145		25

Minimum	22		57		77		8

Maximum	69		248		268		73

End of period	37		128		93		9

2011 (CHF million)

Average	54		120		798		–

Minimum	37		82		363		–

Maximum	80		175		1,254		–

End of period	65		174		792		–

Regulatory VaR, stressed VaR and IRC exclude trading book securitizations, in line with BIS guidance.
1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period. 2 Based on daily calculations. 3 Comprehensive Risk Measure numbers are model-based covering the period from implementation in July 2012. These numbers may not necessarily be aligned with the risk-weighted assets reported in the table "Risk-weighted assets for market risk" as for the calculation of risk-weighted assets the standard rules floor is applied.

Securitization risk in the trading book
The following disclosures on trading book securitization exposures were adopted prospectively as of January 1, 2011 in connection with the implementation of Basel II.5.
> Refer to “Note 32 – Transfers of financial assets and variable interest entities” (pages 316 to 326) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and gains/losses relating to RMBS and CMBS securitization activity in 2012.

> Refer to “Market risk” in section 2 – Capital – Description of regulatory approaches for further information.
Roles in connection with trading book securitization
Within its mortgage business there are four key roles that the Group undertakes within securitization markets: issuer, underwriter, market maker and financing counterparty and the Group is actively involved in all four activities. The Group holds one of the top trading franchises in market making in all major securitized product types and are a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio, having decided to exit the correlation trading market.

Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet clients’ investment and divestment needs by making markets in securitized products across all major collateral types, including residential mortgages, commercial mortgages, asset finance (i.e. auto loans, credit card receivables, etc.) and corporate loans. The Group focuses on opportunities to intermediate transfers of risk between sellers and buyers.

The Group is also active in new issue securitization and re-securitization. The Group’s Asset Finance team provides short-term secured warehouse financing to clients who originate credit card, auto loan, and other receivables, and the Group sells asset-backed securities collateralized by these receivables to provide its clients long-term financing that matches the lives of their assets.

The Group purchases loans and bonds for the purpose of securitization and sells these assets to sponsored SPEs which in turn issue new securities. Re-securitizations of previously issued RMBS securities occur when certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

Risks assumed and retained
Key risks retained while securities or loans remain in inventory are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.

In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of limits on the size of aged positions are in place for the securitized positions we hold.

The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction risk assessment. Risk Management monitors portfolio composition by capital structure and collateral type on a daily basis with subordinate exposure and each collateral type subject to separate risk limits. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.

For re-securitization risk, the Groups risk management models take a 'look through' approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.

With respect to both the wind-down corporate correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation. The impacts of liquidity risk for securitization products is embedded within the firm’s historical simulation model through the incorporation of market data from stressed periods, and in the scenario framework through the calibration of price shocks to the same period.

Both correlation and first-to-default are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools. The complexity of the correlation portfolio’s risk lies in the level of convexity and cross risk inherent, for example, the risks to large spread moves and the risks to spread and correlation moving together. The risk limit framework is carefully designed to address the key risks for the correlation trading portfolio.

Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.

For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).

The Group has implemented a Comprehensive Risk Measure model for its corporate correlation and first-to-default trading positions which incorporates a number of risk factors including hazard rate, default, migration and recovery rates, and correlation measures.

The Group has also put in place a set of limits for the purpose of managing the Group's risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.

Re-securitized products in the mortgage business go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.

Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group also may use various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions and will be made in consultation with Risk Management, requiring approval under the Group’s pre-trade approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.

In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital. In addition we have purchased AA rated counterparty protection on USD 300 million of re-securitization exposures.

Affiliated entities
Funds affiliated with the Group may invest in securities issued by other vehicles sponsored by the Group that are engaged in securitization and re-securitization activities. These funds include mutual funds, fund of funds and private equity funds. Standards governing investments in affiliated funds and products have been adopted to address potential conflicts.

Securitization exposures purchased or retained – trading book

	On-balance sheet				Off-balance sheet

	Traditional		Synthetic		Synthetic

end of	Long	Short	Long	Short	Long	Short

2012 (CHF million)

CMBS	2,344	333	0	0	620	421

RMBS	5,379	58	0	0	38	192

CDO/CLO	1,356	0	0	0	19	166

Nth-to-default	0	0	0	0	53	949

Other ABS	736	0	713	0	8	0

Total	9,815	391	713	0	738	1,728

2011 (CHF million)

CMBS	2,355	485	0	0	511	1,887

RMBS	5,873	108	0	0	104	393

CDO/CLO	803	0	44	2	97	1,263

Nth-to-default	0	0	0	0	144	785

Other ABS	884	163	0	0	9	0

Total	9,915	756	44	2	865	4,328

Outstanding exposures securitized by the Group - trading book

	Traditional				Synthetic				Total

end of	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]

2012 (CHF million)

CMBS	8,064		10,512		0		0		18,576

RMBS	2,877		70,941		0		0		73,818

Other ABS	0		133		0		0		133

Total	10,941		81,586		0		0		92,527

2011 (CHF million)

CMBS	6,047		4,568		0		0		10,615

RMBS	3,141		71,933		0		0		75,074

Total	9,188		76,501		0		0		85,689

Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1 Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book

	Exposures securitized		Total

end of	Traditional	Synthetic

2012 (CHF million)

CMBS	46,884	919	47,803

RMBS	59,253	216	59,469

CDO/CLO	12,235	0	12,235

Other ABS	27	0	27

Total	118,399	1,135	119,534

of which subject to capital requirements (refer to table "Exposures under standardized measurement method - trading book")			11,360

of which subject to deductions (refer to table "Deductions from eligible capital related to securitization exposures - trading book")			808

2011 (CHF million)

CMBS	48,069	0	48,069

RMBS	89,366	0	89,366

CDO/CLO	12,263	0	12,263

Other ABS	194	0	194

Total	149,892	0	149,892

of which subject to capital requirements (refer to table "Exposures under standardized measurement method - trading book")			8,454

of which subject to deductions (refer to table "Deductions from eligible capital related to securitization exposures - trading book")			2,370

Securitization exposures under the Comprehensive Risk Measure

	On-balance sheet		Off-balance sheet

end of 2012	EAD purchased/ retained (long positions)	EAD (short positions)	EAD purchased/ retained (long positions)	EAD (short positions)

CHF million

Securitization positions	0	16	31	1,751

Risk-weighted assets for securitization risk under the Comprehensive Risk Measure

end of	2012

CHF million

Default risk	41

Migration risk	69

Correlation risk	(8)

Total Comprehensive Risk Measure [1]	102

Regulatory risk-weighted assets [2]	150

1 Reflects the spot Comprehensive Risk Measure as of the end of the period. In order to show a representative breakdown, default, migration and correlation risk are calculated as the average of the top 1% loss scenarios over the last three weeks. 2 Reflects the twelve week average of the Comprehensive Risk Measure. For regulatory purposes, the higher of the spot Comprehensive Risk Measure, the twelve week average of the Comprehensive Risk Measure and spot standard floor is used.

Exposures under standardized measurement method – trading book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

2012 (CHF million)

Ratings-based approach (RBA)
CMBS	2,767	1,286	155	86	2,922	1,372

RMBS	5,135	805	207	50	5,342	855

CDO/CLO	431	177	905	641	1,336	818

Other ABS	689	186	55	16	744	202

Total RBA	9,022	2,454	1,322	793	10,344	3,247

Supervisory formula approach (SFA)
CDO/CLO	6	0	0	0	6	0

Total SFA	6	0	0	0	6	0

Other supervisory approaches
Nth-to-default	949	247	0	0	949	247

RMBS [1]	61	52	0	0	61	52

Total other supervisory approaches	1,010	299	0	0	1,010	299

Total	10,038	2,753	1,322	793	11,360	3,546

2011 (CHF million)

Ratings-based approach (RBA)
CMBS	2,306	1,628	108	71	2,414	1,699

RMBS	4,387	670	310	178	4,697	848

CDO/CLO	181	352	232	410	413	762

Other ABS	745	323	6	4	751	327

Total RBA	7,619	2,973	656	663	8,275	3,636

Supervisory formula approach (SFA)
CDO/CLO	35	172	0	0	35	172

Total SFA	35	172	0	0	35	172

Other supervisory approaches
Nth-to-default	144	380	0	0	144	380

Total other supervisory approaches	144	380	0	0	144	380

Total	7,798	3,525	656	663	8,454	4,188

1 The weighted average approach is applied to these positions.

Securitization and re-securitization exposures under RBA by rating grade – trading book

	Securitization exposure		Re-securitization exposure		Total

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

2012 (CHF million)

AAA	7,153	566	563	145	7,716	711

AA	495	60	535	167	1,030	227

A	334	76	114	90	448	166

BBB	657	491	62	130	719	621

BB	383	1,261	48	261	431	1,522

Total	9,022	2,454	1,322	793	10,344	3,247

2011 (CHF million)

AAA	5,551	404	233	54	5,784	458

AA	396	46	152	57	548	103

A	549	114	147	89	696	203

BBB	637	468	74	149	711	617

BB	486	1,941	50	314	536	2,255

Total	7,619	2,973	656	663	8,275	3,636

Securitization exposures under SFA by risk weight band – trading book

	2012		2011

	Securitization exposure		Securitization exposure

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-10%	1	0	8	0

>10%-50%	5	0	2	0

>50%-100%	0	0	1	1

>100%-650%	0	0	7	27

>650%-1250%	0	0	17	144

Total	6	0	35	172

Exposures under other supervisory approaches by risk weight band – trading book

	2012		2011

	Securitization exposure		Securitization exposure

end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets

CHF million

0%-100%	929	266	19	2

>100%-200%	41	4	25	34

>200%-300%	36	26	49	120

>300%-400%	4	3	9	29

>400%-500%	0	0	23	100

>500%-600%	0	0	19	95

Total	1,010	299	144	380

Deductions from eligible capital related to securitization exposures – trading book

	2012			2011

end of	Credit enhancing interest only strips	Other exposures	Total	Credit enhancing interest only strips	Other exposures	Total

CHF million

CMBS	0	367	367	0	451	451

RMBS	0	57	57	0	1,280	1,280

CDO/CLO	0	375	375	0	497	497

Other ABS	0	9	9	0	142	142

Total	0	808	808	0	2,370	2,370

Securitization activity
The Group securitized CHF 382 million senior exposure to a portfolio of low rated RMBS, CMBS, CLOs, CDOs and other ABS securities in connection with the extension of the 2008 Partner Asset Facility.
Securitization activity – trading book

	2012		2011

in	Original amount of exposures securitized	Recognized gain/(loss) on sale	Original amount of exposures securitized	Recognized gain/(loss) on sale

CHF million

CMBS - traditional	10,448	56	7,812	6

RMBS - traditional	21,735	3	36,272	65

Other ABS - traditional	135	83	0	0

Total	32,318	142	44,084	71

Other information
As of December 31, 2012 the Group intends to securitize the following positions: agency CMBS in value of USD 4.5 billion, agency RMBS in value of USD 3.6 billion and residential whole loans in value of USD 0.5 billion. There is no difference in the valuation of positions intended to be securitized.

Valuation process
The Basel II capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.

Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.

Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.

In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.

The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.

Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (pages 66 to 67) in II – Operating and financial review – Core Results, to “Fair value” (page 88) in II – Operating and financial review – Critical accounting estimates, to “Note 33 – Financial instruments” (pages 327 to 353) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on fair value.

Hedge funds
In 2008, FINMA introduced a stress-test-based capital add-on for hedge fund positions for Swiss banks using the IMA for trading book market risk. The capital add-on is based on the outcome of a series of stress tests taking into account the degree of diversification in the portfolio. These positions are also included in our VaR model, and the overall FINMA capital charge is the sum of the stress test add-on and the VaR.

Risk-weighted assets for market risk under the standardized approach

end of	2012	2011

Risk-weighted assets for market risk under the standardized approach (CHF million)

Interest rate risk	9	471

Equity position risk	2	181

Foreign exchange risk	341	397

Precious metals risk	3	10

Commodity risk	1	91

Total	356	1,150

7. Operational risk
> Refer to “Operational risk” (pages 146 to 147) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for information on operational risk.

8. Equity type securities in the banking book
Overview
The classification of our equity type securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.

Most of our equity type securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach based on the equity sub-asset type.
The numbers below present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied. The main differences are the scope of consolidation (deconsolidation of private equity investments for capital adequacy purposes as we do not have a significant economic interest) and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.

Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.

> Refer to “Market risk” (pages 128 to 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on risk measurement and management of our banking portfolios.

Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 234 to 236) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for information on valuation and accounting policies of investment securities and trading assets.

Equity type securities in the banking book

end of / in	2012	2011

Equity type securities in the banking book (CHF million)

Balance sheet value of investments at fair value	10,350	11,484

Regulatory exposures [1]	3,770	4,490

Fair value of regulatory exposures	3,783	4,499

Realized gains/(losses) [2]	259	314

Cumulative unrealized gains/(losses) [2]	(662)	(825)

Cumulative unrealized gains/(losses) included in tier 1 capital [2]	(675)	(834)

1 Primarily privately held. 2 Gains/(losses) are reported gross of tax.

9. Interest rate risk in the banking book
Overview
We have systems and controls in place to manage interest rate risk in the banking book. Risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the primary ways in which these risks are assessed for internal risk management purposes. In addition, we confirm that the economic impacts of an adverse parallel shift in interest rates of 200 basis points and a statistical 1 year, 99% confidence adverse change in yield curves are significantly below the threshold of 20% of eligible regulatory capital used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk. Given our low levels of interest rate risk in the banking book, we do not have any regulatory requirement to hold capital against this risk, nor do we expect that the regulators will apply such a requirement in the future.

Management strategy and process
The interest rate risk exposures in our non-trading portfolios arise from a number of sources, including funding maturity mismatches, money market activities, long-term debt issuance, liquidity holdings, equity investment strategy and exposures to credit spreads.

Most material non-trading interest rate risk arises from the financial intermediation activities of the Private Banking & Wealth Management division, resulting in non-trading directional interest rate risk embedded in the balance sheet. Those risks are transferred from the originating businesses to Treasury. Treasury then manages the risk position centrally within approved limits using hedging instruments such as interest rate swaps.

While the risks associated with fixed maturity transactions are transferred to Treasury by individual back-to-back transactions, certain products such as variable rate mortgages or savings deposits cannot be transferred in this way as those products do not have direct market-linked interest rates or contractual maturities. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios and transferred to Treasury on a pooled basis. Based on the past behavior of interest rates and volume changes, this methodology assigns the position balance associated with a non-maturing banking product to several time bands. The methodology is based, where possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing product and an underlying investment portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These schedules can then be used to evaluate the product's interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior. The methodology, maximum tenor and allocation of tranches in the replicating portfolios are ratified by the RPSC.

Interest rate risk also arises from the foreign exchange and interest rate positioning strategy with respect to our equity balance. The respective allocation strategy is defined by the Capital Allocation & Risk Management Committee and implemented by Treasury.

While the majority of our non-trading interest rate risk resides with Treasury or arises in conjunction with the interest rate positioning of our equity balance, some branches, subsidiaries and businesses also take on non-trading interest rate risk, which is managed within approved limits.

Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured, monitored and limited using a range of tools, including the following key measures:
– Interest rate sensitivity (DV01): Expresses the impact of a one basis point (0.01%) parallel shift in yield curves on a portfolio's fair value. DV01 represents a transparent and intuitive (non-statistical) indicator of outright directional interest rate risk.

– VaR: Statistical indicator of the potential fair value loss, taking into account the probability of interest rate movements and observed correlations across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. VaR is based on a one-day holding period with a 98% confidence level for risk management and a ten-day holding period with a 99% confidence level for regulatory capital purposes. For risk management VaR and regulatory VaR, we disclose one-day 98% and one-day 99% VaR, respectively, where ten-day VaR is adjusted to a one-day holding period based on the specific confidence level.

– Economic capital: Similar to VaR, economic capital represents a statistical risk indicator, taking into account market risks and other sources of risk, including counterparty exposure. Economic capital is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.

– Economic value scenario analysis: Expresses the impact of a severe instantaneous change in interest rates on a portfolio's fair value. In particular, we assess compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. This analysis is performed for the Group and our major legal entities, including the Bank, on a monthly basis.

The measures listed above focus on the loss potential on a fair value basis taking into account the present value of all future cash flows associated with the current positions. Since non-trading books are not marked-to-market through earnings, the related accrual accounting impacts generally differ from the fair value impacts. In order to assess the risk profile in a manner consistent with the accounting basis, we periodically perform risk calculations of net interest income.

Risk profile
> Refer to “Market risk” (pages 133 to 134) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for information on the impact of a one basis point parallel increase of the yield curves and an adverse 200 basis point move in yield curves on the fair value of interest rate-sensitive banking book positions.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in I – Information on the company – Risk factors in the Credit Suisse Annual Report 2012.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com